STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

November 20, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chad Eskildsen

Re:	Spectra Fund (File Nos.: 811-1743, 33-98102) Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of Spectra Fund (the "Fund"), transmitted for filing pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the "Securities Act"), is Post-Effective Amendment No. 17 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").

The Amendment is marked to show changes made in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 16 to the Registration Statement filed with the SEC on September 29, 2006 in order to add a new series to the Fund, Spectra Green Fund (the "Green Fund"). Comments were provided by telephone to Nicole M. Runyan by Chad Eskildsen of the Staff on November 9, 2006. For the convenience of the Staff, comments have been restated below in their entirety and the Fund's response follows each comment. References in the responses to the Fund's prospectus (the "Prospectus") or statement of additional information (the "SAI") are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

PROSPECTUS

Risk/Return Summary: Investments, Risks & Performance

1.

Staff Comment: The performance information of the Predecessor Fund may not be used in the prospectus until the reorganization is consummated. Please either remove the performance information or supplementally inform the Staff that the prospectus will not be incorporated by reference into the Form N-14 for the reorganization and the Fund will not use the prospectus until the reorganization is consummated.

Response: The Prospectus containing the performance information of the Predecessor Fund will not be incorporated by reference into the Form N-14 for the reorganization and the Green Fund will not use the Prospectus until the reorganization is consummated as the Green Fund will not commence investment operations unless the reorganization is approved by shareholders of the Predecessor Fund.

Fees and Expenses

2.

Staff Comment: In order to be able to state a contractual waiver of fees and expenses by the Green Fund's investment adviser in the footnotes of the fees and expenses table, the contractual waiver must extend for at least one year beyond the effective date of the prospectus. Please revise the dates in the footnotes to the Green Fund's fees and expenses table or remove the waiver language from the footnotes.

Response: The date has been revised to extend the waiver through February 28, 2008.

Management and Organization

3.

Staff Comment: Please provide a cross-reference to the shareholder report containing the disclosure of the Board of Trustees' consideration and approval of the advisory contract for the Green Fund. See Item 5(a)(1)(iii) of Form N-1A.

Response: The requested change has been made. This disclosure will be available in the Fund's annual report to shareholders for the fiscal year ended October 31, 2006.

4.

Staff Comment: Please clarify Ms. Rashid's business experience for the past five years, including the dates surrounding her employment prior to working for the Manager.

Response: Appropriate clarifications have been made, including providing the dates of Ms. Rashid's employment prior to working for the Manager. Ms. Rashid was not working during the period from November 2001 to April 2002.

Financial Highlights

5.

Staff Comment: Please include a column to reflect the financial performance of the Class I shares of the Predecessor Fund for the fiscal year ended October 31, 2006.

Response: The requested change has been made. As noted above, the Prospectus containing the financial performance information of the Predecessor Fund will not be incorporated by reference into the Form N-14 for the reorganization and the Green Fund will not use the Prospectus until the reorganization is consummated as the Green Fund will not commence investment operations unless the reorganization is approved by shareholders of the Predecessor Fund.

STATEMENT OF ADDITIONAL INFORMATION

Portfolio Transactions—Disclosure of Portfolio Holdings

6.

Staff Comment: Please disclose the frequency and lag time for disclosing the Fund's portfolio holdings to the entities listed in the SAI. See Item 11(f)(1)(iii) of Form N-1A.

Response: The requested change has been made.

Management—Investment Adviser and Administrator

7.

Staff Comment: Please disclose the advisory fees paid by the Predecessor Fund to the Manager for the prior three fiscal years. See Item 14(a)(3)(i) of Form N-1A.

Response: The requested change has been made.

GENERAL

8.

Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

*    *    *    *    *

The Fund intends to seek acceleration of the effective date of the Amendment to November 28, 2006, due to timing-related issues resulting from a larger reorganization and rationalization project involving all of the Alger-affiliated funds. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6443 or Gary L. Granik of this office at 212.806.5790.

Very truly yours,

/s/ Nicole M. Runyan
Nicole M. Runyan

cc:	Hal Liebes, Esq. Lisa A. Moss, Esq. Gary L. Granik, Esq.